DIVERCITY

DIVERSITY & INCLUSION SOLVED.


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We are in the business of helping companies increase revenues 41% ar
adding $400 Billion a year to Tech industry

HOW?

DIVERSITY

THE **PROBLEM**

Tech companies are less diverse compared to other industries





Gender & Ethnicity (Tech versus Non-Tech)
Tech
Non-Tech
60%
50%
40%
30%
20%
10%
0%
3%
8%
6%
22%
30%
49%
Black
Hispanic
Women


THE PROBLEM
There's a severe LACK OF DIVERSITY in the tech industry and FEW PLATFOR
connecting women & underrepresented professionals to job opportunities

THE SOLUTION

DIVERCITY

We connect underrepresented
candidates and professionals
with diversity-minded recruiter
and companies using our Web
Mobile Platforms.


THE SOLUTION
➢ Diversity efforts will add $400 Billion a year to the Tech industry
➢ Hiring more women will increase revenues by 41%
➢ Our Divercity platform directly facilitates these

THE SOLUTION


What describes you best?
Job Seeker
Student
Entrepreneur
Professional
Hiring Manager
Recruiter


Jobs
Applications
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UI/UX Designer
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Junior Web Developer
Slack · San Francisco, USA
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Unity · Bellevue, USA
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Senior Web Developer

Fully-functional Mobile & Web Solution (Divercity.io)

Users can pick what user-type describes them best and enjoy the experience as a user looking for communities and jobs, or a recruiter looking for talent

OUR TEAM

We Practice What We Preach!

- 15+ years of combined **Machine Learning** expertise
- 20+ years of combined UI/UX Design
- 10+ passports & 7 gender-ethnic combos
- Super Diverse team 😬



Chuka Ikokwu
Founder & CEO

INTERCOM · Massachusetts Institute of Technology · GAMES · YAHOO! · unity



Onuwa Uzor
Co-Founder

ERNST & YOUNG · INVESTMENTS, L · UNIVERSITY of VIRGINIA



Joanna Pyra
Lead UI Designer

JAGIELLONIAN UNIVERSITY IN KRAKOW



Alejo Pijuan
Machine Learning

JOHNS HOPKINS UNIVERSITY · Plattsburgh STATE UNIVERSITY OF NEW YORK



Toyin Shodiy
Marketing Ma

BOE · GEORGIA TECH

MARKET **SIZE**



$150 Billion
(Annual U.S. Recruiting Spend)
$10 Billion*
Sweet Spot

*Annual U.S. Diversity Spend



Connections
Companies
Groups
Andy Rubin
Senior Developer
DIVERCITY
Adam Smith
Technical Recruiter
Deloitte
Sarah Anderson
UI/UX Designer
Slack
Anna Lin
Managing Director
Unity
Aryn Jacobssen
Recruiter
Nex Cubed
Ellen Adams
VP of Marketing
Slack

MARKET **VALIDATION**

- **Our Diverse Users** love our focus on Community, our diverse network, and the repository of job opportunities
- **Recruiters** attest that Divercity makes it much easier for them to access diverse talent
- **Affinity Group Discovery** We host numerous affinity groups and easily connect diverse professionals and students with each other




What describes you best?

THE **COMPETITION**

No other incumbent professional networks are dedicated to staffing **AND** connecting minorities.

	Divercity	LinkedIn	Angel.co	JopWell	Lever	Glass Door
Job Posting Module	✓	✓	✓	✓	✓	✓
Group Creation	✓	✓	✓	✗	✗	✗
Real-Time Mobile Chat Interface	✓	✓	✓	✗	✗	✗
Diversity Ratings	✓	✗	✗	✗	✗	✗
Focus on Minorities	✓	✗	✗	✓	✗	✗

Our Key Differentiators:

- Unique & centralized special-interest communities
- Proprietary AI recommender & collaborative filtering engine
- User-reported demographic data
- Diversity Rating

HOW WE **MAKE MONEY**

Diversity & Inclusion Hiring Platform Solution

- Monthly $100-$1000* Company subscription fee for access to candidates

Referral Fee for Staffed Candidates

- 15-20% of 1st year Base per Candidate



*Varies by Company Size

OUR TRACTION

CUSTOMERS*

WARNER BROS.

STARZ

snowflake

unity

SCOPELY

AMPLITUDE

JOBS

3000+

jobs & counting

USERS

7000+

users in our network

PARTNERS

ZipRecruiter

greenhouse.io

Currently not charging customers*

CAPITAL **NEEDS**

- Raised **$250K** from friends-&-family and Nex3
- Raising **$1.25M** seed [traditional round] to build out AI initiatives



Breakdown of $1M Seed Round
Engineering
AI
Design
Marketing
Sales
400
200
200
250
200



Raisin
$1.25

THANK YOU

CHUKA IKOKWU
Founder & CEO
Contact: chuka@divercity.io


DIVERCITY

APPENDIX

High Tech Gender & Ethnic Distribution as of 2014



70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
68.5
63.5
7.4
14.4
8.0
13.9
14.0
5.8
0.4 0.6
0.3 0.4
1.3 1.5
35.7
48.2
U.S. High Tech Industries Only (percent)
All Industries (percent)
White
Black
Hispanic
Asian American
Am. Indian
Hawaiian (NHOPI)
TOMR
Women

APPENDIX

High Tech Gender & Ethnic Distribution in the Bay Area as of 2014



HIGH TECH PARTICIPATION OF WOMEN AND MINORITIES IN SAN FRANCISCO BAY AREA: 2014
San Francisco-Oakland-Fremont: 2014
54.86
3.35
6.66
32.07
36.68
White
Black
Hispanic
Asian
Women
Santa Clara County: 2014
44.11
2.08
5.93
45.65
28.91
White
Black
Hispanic
Asian
Women


APPENDIX
#minorityprofessionals
#inclusion
"Companies in the top quartile for racial and ethnic diversity are **35%** more likel
have financial returns above industry medians."
- McKinsey & Co.
#diversityhiring
#socioethnicgaps
#community
#genderequality
#specialinterestgroups

APPENDIX: THE **PROBLEM**

There's a diversity problem in the work-force especially in tech



ETHNIC DIVERSITY (OVERALL)
WHITE
ASIAN
BLACK
HISPANIC
HAWAIIAN/ PAC. ISLANDER
AM. INDIAN
10%
20%
30%
40%
50%
60%
70%
80%
90%
1. YAHOO
2. PINTEREST
3. LINKEDIN
4. CISCO
5. APPLE
6. INTEL
7. FACEBOOK
8. TWITTER
9. MICROSOFT
10. EBAY
11. GOOGLE

APPENDIX: THE **PROBLEM**

There's a diversity problem in the work-force especially in tech



Gender & Ethnic Distribution (Tech versus Non-Tech)
Tech
Non-Tech
80%
70%
60%
50%
40%
30%
20%
10%
0%
47%
41%
3%
8%
6%
22%
41%
24%
30%
49%
70%
51%
White
Black
Hispanic
Asian American
Women
Men


APPENDIX
#minorityprofessionals
#inclusion
"The evidence is clear: Diversity significantly improves financial performance
measures such as profitable investments at the individual portfolio-company
and overall fund returns."
- Harvard Business Review
#diversityhiring
#socioethnicgaps
#community
#genderequality
#specialinterestgroups